

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

August 3, 2017

<u>Via E-mail</u>
Mr. James M. Cassidy
President and Director
Shamrock Grove Acquisition Corporation
9454 Wilshire Boulevard, Suite 612
Beverly Hills, CA 90212

> **Re:** **Shamrock Grove Acquisition Corporation**
> **Registration Statement on Form 10**
> **Filed July 7, 2017**
> **File No. 0-55814**

Dear Mr. Cassidy:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter within 10 business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe that our comments apply to your facts and circumstances or do not believe that an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information that you provide in response to these comments, we may have additional comments.

<u>General</u>

1. Please note the updating requirements of Rule 8-8 of Regulation S-X, as applicable. Before your Form 10 going effective automatically 60 days after its initial filing, this should be accomplished by updating your Form 10. If you do not withdraw your Form 10 before going effective automatically, you will be subject to the reporting requirements of the Exchange Act. The Exchange Act requires, among other things, your filing of Forms 10-K, 10-Q, and 8-K even if we still have open comments on your Form 10.

Risk Factors, page 8

2. The risk factors' headings are visually indistinctive from the general text. Format each risk factor's heading to make it visually distinctive from the general text. For example, consider using bold faced or italicized type for each risk factor's heading to make it visually distinctive from the general text.

Terms of a Business Combination, page 14

3. For any merger with or acquisition of another company, please disclose whether the payment of compensation to any director, officer, or promoter could be a condition to which a target company must agree.

Recent Blank Check Companies, page 16

4. We note your disclosure that certain current and prior blank check companies of which Messrs. Cassidy and McKillop were the former officers and directors have received subpoenas for documents in regard to an inquiry by the Securities and Exchange Commission. Please revise to identify the specific entities that received subpoenas.

5. Please review and revise this section to ensure that the information provided is complete and accurate. We note that you have included incorrect file numbers and failed to include disclosure that certain of the companies have filed Forms 15 or have had their registration revoked. For example, the EDGAR system reflects that:

    *   Registration of the securities of UPOD, Inc., formerly Sidegate Acquisition Corporation, was revoked in July 2017;

    *   Alife Air Inc., formerly Hill Run Acquisition Corporation, filed a Form 15-12g in June 2017 to deregister its securities; and

    *   The file number assigned to Jade Island Acquisition Corporation is 000-55632 and not 000-55631.

Conflicts of Interest, page 43

6. The list of the other registration statements on Form 10 filed concurrently with this registration statement in the third paragraph is inaccurate. The EDGAR system reflects that the name of one of the other registrants is Orchard Grove Acquisition Corporation and not Orchid Grove Acquisition Corporation. Please revise.

    We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action, or absence of action by the staff.

You may contact Ernest M. Greene, Staff Accountant, at (202) 551-3733 or Jeanne K. Baker, Staff Accountant, at (202) 551-3691 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Senior Counsel, at (202) 551-3728 or Asia Timmons-Pierce, Staff Attorney, at (202) 551-3754 if you have any other questions.

Very truly yours,

/s/ Asia Timmons-Pierce, *for*

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction